UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
        Washington, D.C. 20594


             SCHEDULE 13G

Under the Securities Exchange Act of 1934

        (Amendment No 1-FINAL)*



          Market Guide, Inc.
           (Name of Issuer)

Common Stock, par value $0.001 per share
    (Title of Class of Securities)

              570565-20-0
            (CUSIP Number)



Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Harris William Investors (William Harris Investors, Inc.)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a) [    ]
  (b) [    ]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

  5  SOLE VOTING POWER
     None

  6  SHARED VOTING POWER
     None

  7  SOLE DISPOSITIVE POWER
     None

  8  SHARED DISPOSITIVE POWER
     None

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH     REPORTING PERSON
  None

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
*[     ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  None

12   TYPE OF REPORTING PERSON*
  IA



    *SEE INSTRUCTION BEFORE FILLING OUT!
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     SECURITIES AND EXCHANGE COMMISSION
            Washington, DC 20549

                Schedule 13G
 Under the Securities Exchange Act of 1934
            Amendment No 1 -FINAL
Item 1(a) Name of Issuer:
       Market Guide, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
       2001 Marcus Avenue, Suite South 200
       Lake Success, NY 11042

Item 2(a) Name of Person Filing:
       William Harris Investors, Inc. ("WHI")

Item 2(b) Address of Principal Business Office:
       2 North LaSalle Street, Suite 400
       Chicago, IL  60602

Item 2(c) Citizenship:
       The filing entity is a Delaware corporation

Item 2(d) Title of Class of Securities:
       Common Stock, par value $0.001 per share

Item 2(e) CUSIP Number:
       570565-20-0

Item 3 Type of Person:
       (e)[X] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

Item 4 Ownership at December 31, 1998:

          (a)  Amount beneficially owned:
            None

          (b)  Percent of class:
            None

          (c)  Number of shares as to which the filing person has:
               (i)  Sole power to vote or to direct the vote:
                    None
               (ii) Shared power to vote or to direct the vote:
                    None
               (iii)  Sole power to dispose or to direct the disposition of:
                    None
               (iv) Shared power to dispose or to direct the disposition of:
                    NonePAGE
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Item 5 Ownership of Five Percent or Less of a Class:
       WHI ceases to be a 13G filer with this filing, as ownership has dropped to 0 shares or 0.0%.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security
       Being Reported on by the Parent Holding Company:
       Not applicable

Item 8 Identification and Classification of Members of the Group:
       Not applicable

Item 9 Notice of Dissolution of Group:
       Not applicable

Item 10   Certification:
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature After reasonable inquiry and to the best of my knowledge and belief,
 I certify
          that the information set forth in this statement is true, complete, and correct.



Date:     February 16, 1999

Signature:     /s/ Gary Neumayer

Name/Title: Gary Neumayer, Treasurer and Compliance Officer